SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




                     For the year ended December 31, 1996











                          RELIANCE ELECTRIC COMPANY
                         SAVINGS AND INVESTMENT PLAN



                      ROCKWELL INTERNATIONAL CORPORATION
                          2201 SEAL BEACH BOULEVARD
                        SEAL BEACH, CALIFORNIA  90740

                          RELIANCE ELECTRIC COMPANY
                         SAVINGS AND INVESTMENT PLAN

                                     INDEX





                                                  											PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT			                               				1

	STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
	  DECEMBER 31, 1996 AND 1995                                   2 - 3

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE YEARS ENDED
	  DECEMBER 31, 1996 AND 1995                                   4 - 5

	NOTES TO FINANCIAL STATEMENTS                                  6 - 10

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
	  DECEMBER 31, 1996                                              11

	SCHEDULE OF REPORTABLE TRANSACTIONS, FOR THE
	  YEAR ENDED DECEMBER 31, 1996                                12 - 13


SIGNATURES                                                       S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                                   S-2

INDEPENDENT AUDITORS' REPORT

To the Reliance Electric Company
  Savings and Investment Plan
  and Participants:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Reliance Electric Company Savings and Investment Plan as of December 31, 1996 and 1995, and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, by fund and in total, the net assets available for benefits as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996 and (2) schedule of reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 20, 1997

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (IN THOUSANDS)
                                     Interest   Rockwell  Rockwell  Growth & Equity  Basic  Exxon   U.S.  Boeing   Boeing   Loan
ASSETS:                     Total  Accumulation  Stock A  Stock B   Income   Index   Value  Stock  Gov't  Stock C  Stock D  Fund
INVESTMENTS:
  Rockwell International Corp.
    Common Stock           $25,112              $14,740    $10,372
  Boeing Common Stock        1,837                                                                          $1,078   $759
  Aetna Growth & Income
    Equity Account          31,037                                 $31,037
  Equity Index Fund         30,659                                          $30,659
  Merrill Lynch Basic
      Value Fund            52,447                                                  $52,447
  Exxon Corp. Common Stock  73,601                                                          $73,601
  Bankers Trust Pyramid
    Government Fund          2,314                                                                  $2,314
  Guaranteed Investment
   Contracts                93,291  $ 93,291
  Merrill Lynch Retirement
    Preservation Trust      53,637    53,637
  Loans to Participants      6,844                                                  $6,844
  Short-Term Investments    26,630    25,406         38        63       90      140     390     254     45        204
  Total Investments        397,409   172,334     14,778    10,435   31,127   30,799  52,837  73,855  2,359  1,078    759     7,048

RECEIVABLES:
  Contributions Receivable   1,759       542        566       110      165      138     223             15
  Interest and Dividends
    Receivable                  17        12                                      1       1       2                              1
  Total Receivables          1,776       554        566       110      165      139     224       2     15      -      -         1

TOTAL ASSETS AND NET ASSETS
  AVAILABLE FOR BENEFITS  $399,185  $172,888    $15,344   $10,545  $31,292  $30,938 $53,061 $73,857 $2,374 $1,078   $759    $7,049


See notes to financial statements.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (IN THOUSANDS)
                                     Interest   Rockwell  Rockwell Growth &  Equity  Basic    Exxon     U.S.     Loan
ASSETS:                       Total  Accumulation Stock A   Stock B   Income   Index   Value    Stock   Government Fund

INVESTMENTS:
  Rockwell International
    Corp. Common Stock     $  7,043               $3,638   $3,405
  Aetna Growth & Income
    Equity Account           22,980                                $22,980
  Equity Index Fund          20,432                                          $20,432
  Merrill Lynch Basic
     Value Fund              42,957                                                 $ 42,957
  Exxon Corporation
    Common Stock             64,691                                                            $64,691
  Bankers Trust Pyramid
    Government Fund           2,290                                                                    $2,290
  Guaranteed Investments
    Contracts               126,061     $126,061
  Merrill Lynch Retirement
    Preservation Trust       57,469       57,469
  Loans to Participants       5,812                                                                           $5,812
  Short-Term Investments      4,077        2,945       37               40       46     157     791       43      18
  Total Investments         353,812      186,475    3,675   3,405   23,020   20,478  43,114  65,482    2,333   5,830

CONTRIBUTIONS RECEIVABLE      2,375          876      933     121      163              260               22
INTEREST AND DIVIDENDS
  RECEIVABLE                  1,047        1,029        2                                 1       3       12
OTHER RECEIVABLES               700                                                                              700

TOTAL ASSETS                357,934      188,380    4,610   3,526   23,183   20,478  43,375  65,485    2,367   6,530

LIABILITIES:
  Purchases Pending
    Settlement                1,199        589                                                598       12

NET ASSETS AVAILABLE
  FOR BENEFITS             $356,735   $187,791   $4,610  $3,526  $23,183  $20,478 $43,375 $64,887   $2,355  $6,530

See notes to financial statements.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996 (IN THOUSANDS)
                                   Interest   Rockwell  Rockwell Growth &  Equity  Basic   Exxon     U.S.  Boeing   Boeing  Loan
INCOME:                  Total   Accumulation  Stock A  Stock B   Income   Index   Value   Stock    Gov't  Stock C  Stock D Fund
Earnings from Investments:
Contributions:
    Employe             $ 7,931                $ 7,931
    Participant          17,416    $ 7,932         (16)  $ 1,511  $2,227   $2,025 $ 3,508          $  229
    Total contributions  25,347      7,932       7,915     1,511   2,227    2,025   3,508             229

    Interest             11,446     11,018          12         7      10        7      14 $    15     134                  $  229
    Dividends             6,323                    196       145                    3,534   2,448
    Net appreciation
     (depreciation)
      in fair value
      of investments     33,085        (42)       2,182    1,537   5,878    5,341   4,259  13,451          $  110    $ 78     291
      Total earnings
       from investments  50,854    (10,976)       2,390    1,689   5,888    5,348   7,807  15,914     134     110      78     520
       Total income      76,201     18,908       10,305    3,200   8,115    7,373  11,315  15,914     363     110      78     520
 EXPENSES:
  Distributions for
    withdrawals
    and terminations     33,622     21,859         439       173   1,898    1,155   2,619   5,210     269
  Other                     129        103                                     22                       4
    Total expenses       33,751     21,962         439       173   1,898    1,177   2,619   5,210     273

NET INCOME (LOSS)        42,450     (3,054)      9,866     3,027   6,217    6,196   8,696  10,704      90     110      78     520

TRANSFERS:
  Loans to participant        -     (2,124)                   (8)   (244)     (31)   (219)   (172)    (28)                  2,826
  Loan repayments             -      1,660                   205     263      208     457              34                  (2,827)
  Interfund tranr             -    (11,385)        868     3,795   1,873    4,087     752  (1,562)    (77)    968     681
    Total transfers           -    (11,849)        868     3,992   1,892    4,264     990  (1,734)    (71)    968     681      (1)

NET INCREASE (DECREASE)  42,450    (14,903)     10,734     7,019   8,109   10,460   9,686   8,970      19   1,078     759     519

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING
  OF YEAR               356,735    187,791       4,610     3,526  23,183   20,478  43,375  64,887   2,355      -      -     6,530

NET ASSETS AVAILABLE
  FOR BENEFITS,
  END OF YEAR          $399,185   $172,888    $ 15,344   $10,545 $31,292  $30,938 $53,061 $73,857  $2,374  $1,078    $759  $7,049

See notes to financial statements.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995 (IN THOUSANDS)
                                 Interest   Reliance  Growth &  Equity   Basic    Exxon     U.S.    Loan   Rockwell  Rockwell
INCOME:                 Total  Accumulation   Stock    Income   Index    Value    Stock  Government Fund   Stock A   Stock B
  Contributions:
   Participan        $ 18,726   $ 10,858    $    101  $ 2,144  $ 1,634  $ 3,470            $  319                     $  200
    Employer           10,547      4,541          37      888      565    1,466               131           $2,919
  Investment Income:
    Interest           15,879     15,064         419       11        6       14  $    25      164  $   170       3         3
    Dividends           4,451                                             1,749    2,681                        10        11
    Net appreciation
      in fair value
      of investments   35,020                      6    5,331    4,919    8,200   15,869                       329       366

      Total income     84,623     30,463         563    8,374    7,124   14,899   18,575      614      170   3,261       580

EXPENSES:
  Distributions for
   withdrawals and
   terminations        36,234     23,763       1,822    1,787    1,511    2,675    4,247      281      146       2
  Other                    56         39                            16                          1
      Total expenses   36,290     23,802       1,822    1,787    1,527    2,675    4,247      282      146       2       -

NET INCOME (LOSS)      48,333      6,661      (1,259)   6,587    5,597   12,224   14,328      332       24   3,259       580

TRANSFERS:
  Loans to
    participants                  (3,776)                (255)     (52)    (264)     (45)     (72)   4,464
  Loan repayments                  2,512          13      273      236      488                43   (3,580)               15
  Interfund transfers             50,512     (79,396)   6,956    6,196   11,396   (1,023)   1,077            1,351     2,931
  Transfers to
    other plans       (81,789)   (54,441)              (4,882)  (4,098)  (8,568)  (6,536)    (722)  (2,542)
     Total transfers  (81,789)    (5,193)    (79,383)   2,092    2,282    3,052   (7,604)     326   (1,658)  1,351     2,946

NET INCREASE
  (DECREASE)          (33,456)       1,468     (80,642)   8,679    7,879   15,276    6,724      658   (1,634)  4,610     3,526

NET ASSETS AVAILABLE
  FOR BENEFITS
  BEGINNING OF YEAR   390,191     186,323      80,642   14,504   12,599   28,099   58,163    1,697    8,164

NET ASSETS AVAILABLE
  FOR BENEFITS
  END OF YEAR        $356,735     $187,791    $    -    $23,183  $20,478  $43,375  $64,887 $  2,355  $ 6,530 $ 4,610    $3,526

See notes to financial statements.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

1. DESCRIPTION OF THE PLAN

 The following general description of the Reliance Electric Company Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information. The Plan is a defined contribution plan administered by Reliance Electric Company (the "Company"). At December 31, 1995 the assets of the Plan were maintained and transactions therein were executed by the trustee, Society Bank (the "Trustee"), a subsidiary of KeyCorp. During May 1996, the Plan changed its trustee to Wells Fargo, N.A.

 As of December 31, 1994, Rockwell International Corporation ("Rockwell") had acquired approximately 62% of the common stock of the Company and completed its acquisition of the remaining 38% of the Company in January 1995.

a. Eligibility - All employees of the Company and its eligible subsidiaries in the United States who have completed 30 days of service and are not covered by a collective bargaining agreement (unless that collective bargaining agreement expressly provides for the employees' eligibility) are eligible to participate in the Plan. Eligible employees can elect to participate in the Plan at the beginning of any month following their eligibility date.

b. Vesting - Employee contributions are fully vested. Employer matching contributions are vested after the participant has completed three years of service. Any employer matching contributions which are forfeited are applied to reduce future
Company contributions.

c. Contributions - Eligible employees may elect to contribute from 1% to 16% of their pre-tax compensation including wages, bonuses and commissions into the Plan up to $9,500 and $9,240 in 1996 and 1995, respectively. Participants who have completed one year of service are eligible to receive matching company contributions.
 Through September 30, 1995, the Company matched 50% of participant contributions up to 6% of compensation. Effective October 1, 1995, the Company matching contribution ranges from 50% to 100% of participant contributions up to 6%, based on a formula measuring the growth of Rockwell Automation sales, of compensation. Effective October 1, 1995, the Company matching contribution is in the form of Rockwell Common Stock. Plan participants can elect to have their contributions invested in 5% increments in the different investment funds available.

a. Investments - Excluding the Exxon Stock Fund (which was closed to new contributions after 1986) and the Reliance Stock Fund (which was replaced by the Rockwell Stock Fund), a participant may direct contributions to any of the following investment options:

i) Interest Accumulation Fund - Investments in contracts with insurance or other financial institutions that provide for return of principal plus a rate of return on the investment.

ii) Rockwell Stock Funds A & B - These funds consist exclusively of shares of Common Stock of Rockwell International
Corporation.

iii) Reliance Stock Fund - This fund consisted exclusively of shares of Class A Common Stock of Reliance Electric Company ("Reliance Stock"). Reliance Stock was traded on the New York Stock Exchange beginning in May 1992. As of
December 31, 1994, Rockwell had acquired approximately 62% of the common stock of Reliance and completed the acquisition in January 1995.

iv) Aetna Growth and Income Equity Account - A pooled fund investing primarily in the Aetna Variable fund, a registered mutual fund. This fund is invested in a wide variety of preferred and common stocks and interest-producing securities.

v) Equity Index Fund - A mutual fund managed by the Bankers
Trust Company of New York investing in stocks intended to approximate the overall performance of the Standard and Poor's 500 Composite Stock Index ("S&P 500 Index").

vi) Merrill Lynch Basic Value Fund - A mutual fund whose investments are primarily in common stock of established companies that are selected with an objective of long-term growth through capital appreciation and income.

vii) Exxon Stock Fund - This fund consists exclusively of shares of common stock of the Exxon Corporation. Exxon's Stock is traded on the New York Stock Exchange. The Exxon Stock Fund has been closed to new contributions and transfers (in) since 1986. Quarterly dividends paid by Exxon are reinvested in additional shares of Exxon stock by the Plan Trustee.

viii) U.S. Government Fund - This fund consists of securities backed by the United States Government and its agencies.

i) Boeing Stock Funds C and D - These funds consist exclusively of shares of common stock of The Boeing Company. See Note 7 for additional information.

b. Short-term Investments - The Trustee makes short-term investments of available cash until amounts are invested in accordance with Plan participant elections.

c. Participant Accounts - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

d. Plan Withdrawals and Distributions - Active participants may withdraw certain amounts from their accounts up to their entire vested interest when they attain the age of 59-1/2, or if they qualify for financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment. Benefit claims payable for participants who have withdrawn from the Plan at December 31, 1996 and 1995 amounted to $4.0 million and $3.9 million, respectively.

e. Plan Termination - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination, the interests of each participant with respect to Company contributions will vest immediately and be nonforfeitable.


2. SIGNIFICANT ACCOUNTING POLICIES

a. Investment Valuation - Investments in securities and short-term investments are stated at fair value as measured by readily available market prices; investments in contracts with insurance companies, included in general accounts, are stated at contract value. According to the provisions of AICPA Statement of Position 94-4 ("SOP"), the guaranteed investment contracts are deemed to be fully benefit responsive; as such the contracts are presented at contract value on the face of the financial statements. The fair value of the Guaranteed Investment Contracts as of December 31, 1996 and 1995 is approximately $91.6 and $127.6 million, respectively. The crediting interest rates for the contracts ranged from 5.71% to 7.75% at December 31, 1996 and 7.62% to 9.2% at December 31, 1995. Mutual fund investments are valued at net asset value at which shares of the fund may be purchased or redeemed.

b. Security Transactions and Investment Income - Purchase and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

a. Plan Expenses - Asset management fees charged by the Growth and Income Fund, Equity Index Fund, Interest Accumulation Fund, and
U.S. Government Fund are paid by the Plan. All other administrative expenses of the Plan are paid by the Company.

b. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan's net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2. TRANSFER TO RELTEC CORPORATION SAVINGS AND INVESTMENT PLAN

 In August 1995 Rockwell sold the Company's telecommunications business, subsequently renamed RelTec Corporation. In September 1995, Plan assets of approximately $81.8 million were transferred to the newly formed RelTec Corporation Savings and Investment Plan.

3. INVESTMENTS EXCEEDING 5% OF NET ASSETS

 The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1996 and 1995 are as follows (dollars in thousands):

         Description of Investment                  1996         1995

 Guaranteed Investment Contracts:
   New York Life (GA 5967)                                    $ 20,196
   Prudential Insurance Company (GA 7973-211)                   19,661
   Metropolitan Life Insurance Company (#14038) $27,483 29,159 Bankers Trust Pyramid Guaranteed Investment
     Fund                                           52,302      57,045
 Merrill Lynch Retirement Preservation Trust        53,637      57,469
 Exxon Common Stock                                 73,601      64,691
 Bankers Trust Equity Index Fund                    30,659      20,432
 Aetna Growth & Income Equity Account               31,037      22,980
 Merrill Lynch Basic Value Fund                     52,447      42,957
 Rockwell International Corporation Common Stock    25,112
 Stagecoach Treasury Money Market Fund              26,630

4. TAX STATUS

 The Plan obtained its latest determination letter in 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of December 31, 1996. Therefore, no provision for income taxes has been included in the Plan's financial statements.

1. UNITS OF PARTICIPATION

                                         December 31
                                1996                    1995
 				                       Number	  Unit         Number	     Unit
 Investment Program       	of Units	Value          of Units   	Value

 Interest Accumulation
   Fund                 146,928,000 $  1.00    183,529,956  $   1.00
 Exxon Stock Fund           751,032   98.00        803,613     80.50
 Rockwell Stock Fund        412,515   60.88        133,202     52.87
 Boeing Stock Fund           17,250  106.50

2. CHANGES IN THE PLAN

 On December 6, 1996, Rockwell divested its former Aerospace and Defense businesses to Boeing by means of a merger in which the Company's predecessor corporation became a wholly-owned subsidiary of Boeing. As a result of this transaction, participants of the Plan received .042 shares of Boeing stock for each share of Rockwell stock which they held as of the transaction date. Also effective December 6, 1996, Stock Funds C and D consisting of Boeing Common Stock and representing matching and participant contributions, respectively, made prior to December 6, 1996, have been added to the Plan.

RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996 (IN THOUSANDS)

         COLUMN B                                  COLUMN C                                     COLUMN D       COLUMN E
    Identify of issue,                      Description of investment,
    borrower, lessor                   including collateral, rate of interest,                                 Current
    or similar party                    maturity date, par or maturity value                     Cost           Value
Insurance Company Investment
  Contracts                         Prudential Insurance Company  GA 7973-211                   $13,506        $ 13,473
                                    Metropolitan Life Insurance Company GAC #14038               27,483          28,019

                                      Total Investment Contracts                                $40,989        $ 41,492

Investments in Fixed Income         Bankers Trust Pyramid Guaranteed Investment Fund            $52,302        $ 50,507
  Trusts                            Merrill Lynch Retirement Preservation Trust                  53,637          53,637
                                    Bankers Trust Pyramid Government Fund                         2,314           2,314

                                      Total Investments in Fixed Income Trusts                 $108,253        $106,458

Common Stocks                      *Rockwell International Corporation, 412,515 shares         $ 20,980        $ 25,112
                                    Exxon, 751,032 shares                                        26,455          73,601
                                    The Boeing Company, 17,250 shares                             1,415           1,837

                                      Total Common Stocks                                      $ 48,850        $100,550

Mutual/Equity Funds                 Bankers Trust Equity Index Fund                            $ 16,904        $ 30,659
                                    Aetna Growth & Income Equity Account                         26,529          31,037
                                    Merrill Lynch Basic Value Fund                               39,517          52,447

                                      Total Mutual/Equity Funds                                $ 82,950        $114,143

Wells Fargo, N.A.                   Stagecoach Treasury Money Market                           $ 26,630        $ 26,630

Loans                              *Loans to participants 7% - 12%, maturities
                                    ranging from 12 to 60 months                               $  6,844        $  6,844

                                      Total Investments - All Funds                            $314,556        $396,117

* Party-in-interest



RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1996 (IN THOUSANDS)

REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996 REPRESENT SINGLE TRANSACTIONS WHICH EXCEED 5% OF ASSETS
AVAILABLE FOR PLAN BENEFITS AT THE BEGINNING OF THE YEAR

         Column A              Column B        Column C      Column D      Column G        Column H        Column I

                                                                                        Current Value
       Identity of            Description      Purchase       Selling       Cost of      of Asset on          Net
     Party Involved            of Asset          Price         Price         Asset     Transaction date   Gain/(Loss)
Prudential Insurance Company   GIC, GAC
  Company                        #7973-211                    $22,819       $22,819       $22,819              -



RELIANCE ELECTRIC COMPANY SAVINGS AND INVESTMENT PLAN


ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1996 (IN THOUSANDS)
REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996 REPRESENT SERIES OF TRANSACTIONS INVOLVING ONE SERIES
WHICH EXCEEDS 5% OF ASSETS AVAILABLE FOR PLAN BENEFITS AT THE BEGINNING OF THE YEAR


         Column A              Column B       Column C       Column D      Column G       Column H         Column I

                                                                                        Current Value
       Identity of            Description     Purchase        Selling       Cost of      of Asset on        Net
     Party Involved            of Asset         Price          Price         Asset     Transaction date   Gain/(Loss)
Pacifica Treasury             Short-Term
  Money Market                 Investments    $93,266                      $ 93,266        $ 93,266           -

Stagecoach Treasury          Short-Term
  Money Market                Investments                    $103,227       103,227         103,227            -

Prudential Insurance         GIC, GAC
  Company                     #7973-211                        25,436        25,436          25,436            -


SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                                    RELIANCE ELECTRIC COMPANY
                                                   SAVINGS AND INVESTMENT PLAN


                                                   By   Alfred J. Spigarelli
                                                        Alfred J. Spigarelli
                                                         Plan Administrator



Date:  June 30, 1997

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 33-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated November 27, 1996 with respect to the Securities covered thereby, of our report dated June 20, 1997, appearing in this Annual Report on Form 11-K of the Reliance Electric Company Savings and Investment Plan for the year ended December 31, 1996.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 30, 1997



























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